June 2, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated June 2, 2011, of MFA Financial, Inc. and are in agreement with the statements contained in the 2nd, 3rd and 4th paragraphs of section (a) on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP